UNITED STATES                      OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION       OMB Number: 3235-0058
               Washington, D.C. 20549                Expires:   May 31, 1997
                                                     Estimated average burden
                     FORM 12b-25                     hours per response. . .2.50
                                                          SEC FILE NUMBER
              NOTIFICATION OF LATE FILING              1-6150

(Check One): (x) Form 10-K  ( ) Form 20-F  ( ) Form 11-K    CUSIP NUMBER
             ( ) Form 10-Q  ( ) Form N-SAR                   012041109


              For Period Ended: December 31, 1994
              ( ) Transition Report on Form 10-K
              ( ) Transition Report on Form 20-F
              ( ) Transition Report on Form 11-K
              ( ) Transition Report on Form 10-Q
              ( ) Transition Report on Form N-SAR
              For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I--REGISTRANT INFORMATION

  Alba-Waldensian, Inc.
Full Name of Registrant

           N/A
Former Name if Applicable

  201 St. Germain Avenue, S.W.
Address of Principal Executive Office (Street and Number)

  Valdese, North Carolina 28690
City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
(x) prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or position thereof, could not be filed within the prescribed time period.

  Please see the attached.

                                             (Attach Extra Sheets if Needed)
                                                             SEC 1344 (6/94)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Thomas I. Nail             704            879-2191
       (Name)              (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
    filed?                                            (x) Yes    ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
    report or portion thereof?                        (x) Yes    ( ) No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Please see the attached.



          Alba-Waldensian, Inc.
    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  3/31/95                               By /s/ Thomas T. Nail
                                                   Chief Financial Officer
                                                      and Treasurer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                           ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((section mark)232.201 or (section mark)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((section mark)232.13(b) of this chapter).

                      PART III - NARRATIVE

On March 6, 1995, the Registrant acquired all of the assets associated with the Balfour Healthcare Division of Kayser-Roth Corporation. Due to the nature and size of this acquisition, the Registrant was required to focus all of its time and efforts prior to March 6,1995 toward the completion of the acquisition and has been required to spend a substantial amount of time subsequent to such date facilitating the transition of the Balfour division. As a result, the Registrant was unable to complete the preparation of and distribute to its accountants a draft of its Form 10-K until March 28, 1995. In addition, in fiscal 1994 the Registrant engaged new independent accountants, BDO Seidman. As a result of their relatively recent engagement and the late date on which they received the draft Form 10-K, BDO Seidman will be unable to complete their review of the Form 10-K and the related financial statements and report prior to March 31, 1995. Therefore, due to the recent substantial acquisition and the relatively new relationship with their independent accountants, the Registrant will be unable to file its Form 10-K by March 31, 1995. The Registrant will, however, file such
Form 10-K on or before April 15, 1995.


                   PART IV - OTHER INFORMATION

The following is a brief summary of the Registrant's results of operations for the year ended December 31, 1994:

Net sales for 1994 increased 11.1% over 1993, from $50,855,000 to $56,506,000.
Gross margin increased from $13,479,000 in 1993 to $14,255,000 in 1994, but declined as a percentage of net sales from 26.5% in 1993 to 25.2% in 1994. Selling, general and administrative expenses decreased from $11,594,000 in 1993 to $11,008,000 in 1994, a decrease as a percentage of sales from 22.7% in 1993 to 19.5% in 1994. Net income increased from $984,000 in 1993 to $1,946,000 in 1994, net income per share increasing from $.54 in 1993 to $1.05 in 1994.

Working capital increased by $1,573,000 over 1993, from $18,293,000 in 1993 to $19,866,000 in 1994. Cash provided by operating activities was $396,000 in 1994, compared to cash used in operating activities of $869,000 in 1993.

March 31, 1995


Mr. Thomas I. Nail,
Chief Financial Officer
Alba-Waldensian, Inc.
201 St. Germain
Valdese, North Carolina 28690



Dear Mr. Nail:

As you know the Company was unable to prepare and distribute the first draft of its Form 10-K until March 28, 1995. Given the fact that this is the first year in which we have been engaged to review the Form 10-K and related financial statements, we have not been able to complete our review of the Form 10-K in sufficient time to consent to the inclusion of our report thereon.

We fully expect to complete our review in sufficient time for the Company to file the Form 10-K on or before April 15, 1995.


Very truly yours,


BDO Seidman